EQ ADVISORS TRUST

1290 Avenue of the Americas

New York, New York 10104

October 28, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	EQ Advisors Trust

Post Effective Amendments - Application for Withdrawal

File Nos. 333-17217 and 811-07953

CIK No.: 0001027263

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), EQ Advisors Trust (the “Registrant”) hereby requests that (i) Post-Effective Amendment No. 59 under the 1933 Act (No. 62 under the Investment Company Act of 1940 (the “1940 Act”)) to the Registration Statement on Form N-1A, which was filed as EDGAR submission type 485APOS with the U.S. Securities and Exchange Commission (the “SEC”) on July 16, 2008 (Accession No. 0001193125-08-152049) to register shares of three new series, the EQ/All Cap Index Portfolio, EQ/Large Cap Growth Index Portfolio and EQ/Large Cap Value Index Portfolio, together with all exhibits thereto (“PEA 59”), and (ii) Post Effective Amendment No. 60 under the 1933 Act (No. 63 under the 1940 Act) to the Registration Statement on Form N-1A filed as EDGAR submission type 485BXT with the SEC on September 26, 2008 (Accession No.0001193125-08-201824) to delay the effective date of PEA 59 (collectively “Amendments”), be withdrawn.

The Registrant is requesting that the Amendments be withdrawn as it has decided to delay the offering of these securities. No securities have been sold in connection with the Amendments.

If you have any questions concerning the foregoing, please do not hesitate to contact me at (212) 314-5280 or Mark C. Amorosi of K&L Gates, counsel to the Trust, at (202) 778-9351.

Sincerely,

/s/ William MacGregor
Vice President & Assistant Secretary
EQ Advisors Trust

cc:	Sonny Oh, Esq

Division of Investment Management

Mark C. Amorosi, Esq.

K&L Gates, LLP

Patricia Louie, Esq.